RIDER TO SCREEN ACTORS GUILD-AMERICAN FEDERATIONS OF TELEVISION AND RADIO ARTISTS DAILY CONTRACT (DAY PERFORMERS THEATRICAL MOTION PICTURES AGREEMENT (the "SAG Agreement")

"OUTLAWS" CAST AGREEMENT

Date: _____, 2022

Artist: Danny Glover ("Artist")

Phone#: _____
Email Address: _____
Social Security#: _____

Loan-Out: _____ ("Lender")
Fed ID#: _____

Role: **"Ossie"** (the "Role")

Notices and Payments
Address: _____
Phone: _____
Email:
Agent and Payments: _____

The Gersh Agency
Daisy Wu
Landon Shepanek
9465 Wilshire Blvd., 6th Floor
Beverly Hills, CA 90210
Phone: _____
Email: _____

Picture: Presently titled **"Outlaws"** ("Picture")

Director: **Mario Van Peebles**

Producers: **Kip Konwiser**

**Production
Company:** **Good Works Film, LLC** ("Company")
4547 Morro Drive
Woodland Hills, CA 91364

Company Contact: **Kip Konwiser**
310.567.0415
kip@konwiserbros.com

**Production
Location:** Livingston, Montana

Start Date/Dates:	On or about October 6 and October 13th, 2022 for an estimated two (2) days of principal photography and ADR/Post Production not to exceed one (1) day subject to Artist's availability.
Fixed Compensation:	**The Fee for participation in the Film is Thirty Thousand Dollars ($30,000.00), or Fifteen Thousand Dollars ($15,000) USD/day payable subject to the attached escrow agreement and the following:**

- Work day shall be a maximum of twelve (12) hours portal to portal.
- Fixed Compensation is inclusive of all agency and/or management fees.
- Fixed Compensation is inclusive of all Promotional Services (defined below).
- Company shall pay SAG directly all pension, health, and welfare contributions required to be made on behalf of Artist in connection with the payment of Thirty Thousand Dollars ($30,000).
- Overages for any additional days outside of the one (1) day(s), if necessary, shall be at the same daily rate and terms. Guaranteed fee covers: one (1) on-camera; and subject to Artist's availability: fittings/rehearsals and travel days.
- All working conditions shall fall within SAG guidelines and be on a most favored nations basis with all other Artists. For avoidance of doubt, Artist does not waive forced calls or meal penalties. Any overscale payments shall not be credited against residuals.

Net Profits:	On condition that neither Lender nor Artist is in material breach or default hereof and Artist has satisfactorily performed all of her required services, Lender shall be entitled to receive one percent (1%) of the producer's share of net profits ("Net Profits") (as remitted to Company pursuant to its distribution/acquisition agreement with the distributor(s) of the Picture) from the exploitation of the Picture, which Net Profits shall be defined computed, accounted and paid to Lender in the same manner as Company and including one hundred percent (100%) of all gross revenues received or credited to Company (including related entities, successors and assigns) from the exploitation of the Picture or the ancillary or allied rights therein in perpetuity throughout the universe after deducting the direct, actual, verifiable third party costs of the financing, development, production and distribution of the Picture including any deferments incurred by Company including a 20% return on investment to the financiers of the Picture. Lender will have standard accounting and audit rights in connection therewith to be negotiated in good faith (*i.e.* quarterly statements; ability to audit Company's books and records once a year with Company bearing the cost if the audit shows a discrepancy of more than 10% in Lender's favor).
Pay or Play:	Subject to Company's right to terminate for death or disability of Artist, or force majeure, and/or Lender or Artist's uncured material breach of this Agreement, Artist's guaranteed total compensation shall be on a "pay or play" basis effective upon Artist's execution hereof. In the event any cast

member receives more favorable "pay or play" terms, Artist shall receive such more favorable terms.

Credit: Provided that Artist is not in uncured material breach of the Agreement and Artist appears recognizably in the Picture in the Role, Artist shall be credited in the main titles and in the same form and position in the billing block of all paid ads in a size and type no less favorable to Artist than to the director of the Picture and any other cast member, subject to distributor's customary exclusions, provided that if any other on-camera performer appears in the billing block of any piece of excluded advertising Artist shall be included in such billing block as well. Artist's credit shall be displayed in a size, font, style, boldness, prominence, and type and, if applicable, for a duration, no less favorable than any other cast member. Additionally, in the event any other cast member is mentioned in any promotional materials or press releases, Artist shall be included as well. This provision shall be binding on third parties. The Company agrees to cure any failure to properly credit Artist upon reasonable notice.

Per Diem: As required by SAG

Travel: Artist shall be provided with the following: (i) one (1) round trip, first class (if available) air travel ticket from Los Angeles to Montana; (ii) first class hotel accommodations in the area of the filming location; (iii) and first class private ground transportation to and from the set and all airports all on a most favored nations basis with the travel and accommodations provided to any other cast member and the director of the Picture.

Dressing Room: Company will provide Artist with a private dressing facility or trailer.

Approvals: Provided that Artist appears recognizably in the Role in the Picture, the following shall apply, except as otherwise set forth in this agreement, Artist has the right to approve all other uses of Artist's name, image, and likeness:

Still Photographs. Artist, via Creative Artists Agency and/or Visions Management Group ("Artist's Representative(s)") Artist's shall have the right to approve all still photographs in which Artist appears, which approval shall not be unreasonably delayed. Artist shall be required to approve not less than fifty percent (50%) of the still photographs submitted in which the Artist appears alone or with other cast not having approval rights, and not less than seventy-five percent (75%) of the still photographs submitted to Artist in which Artist appears with another cast member who also has approval rights. Artist's Representatives shall grant Artist's approval (or disapproval, as the case may be) of the still photographs within five (5) business days (reducible to two (2) business days for exigencies of which is notified at the time of submission) after receipt by Artist or Artist's Representative. If the representative(s) fail to grant such approval within such time period, all of the still photographs submitted shall be deemed approved by the Artist.

Non-Photo Likeness. Artist, via Artist's Representatives, shall have the right to approve Artist's physical depiction in any non-photographic likeness of Artist. In the event that Artist's Representative disapproves a likeness, Artist's Representative shall submit in writing to Company within five (5) business days (reducible to two (2) business days for exigencies of which Artist's Representative is notified at the time of submission) after receipt by Artist's Representative of a likeness, the reason for such disapproval of such likeness, which shall be sufficiently specific to enable Company to comply with Artist's Representative's suggestions and comments. If Artist's Representative fails to disapprove within such time period, all of the non-photographic likenesses submitted shall be deemed approved by the Artist. If disapproved pursuant to the foregoing, Company shall then resubmit such likeness to Artist's Representative, embodying Artist's Representative's suggestions to Artist's Representative for approval.   In the event that Artist's Representative disapproves the resubmitted likeness, Artist's Representative shall submit in writing to Company within five (5) business days (reducible to two (2) business days on notice from Company due to bona fide exigencies of which Artist's Representative is notified at the time of submission) after receipt by Artist's Representative of the resubmitted likeness, the reason for such disapproval of such likeness, which shall be sufficiently specific to enable Company to comply with Artist's Representative's suggestions and comments; provided, that Artist's Representative shall not have the right to disapprove such resubmitted likeness on account of any reason not previously raised unless the element proposed to be disapproved is a substantially new element added to the likeness. If Artist's Representative fails to grant such approval within such time period, all of the non-photographic likenesses submitted shall be deemed approved by the representatives.

Biography. Artist's Representative shall provide Company with Artist's biography upon Company's written request for the same, which biography (in its entirety or as edited by Company for space purposes) is approved for all customary uses and purposes in relation to the Picture and its promotion and marketing. In the event Artist's Representative does not provide a biography, Company shall have a right to prepare a biography and Artist, via Artist's Representative, shall have a right of approval as follows: Artist's Representative shall grant Artist's approval (or disapproval, as the case may be) of the biography within five (5) business days (reducible to two (2) business days for exigencies of which Artist's Representative is notified at the time of submission) after receipt by Artist's Representative. If Artist's Representative fails to grant such approval within such time period, the biography submitted by Company shall be deemed approved by the Artist.

Consultation: The Director shall discuss any stunt expectations, as applicable, with Artist.

Company shall make the head of wardrobe, hair and make-up available to meet with Artist prior to the shoot. Company grants Artist a right of meaningful consultation as to Artist's character's hairstyle and wardrobe, provided that in the event of a disagreement, Company's decision shall be controlling. Notwithstanding the foregoing, Artist shall not be required to dye or cut Artist's hair or otherwise without prior written approval. Artist shall have approval over any material changes to Artist's Role.

Additional Terms: Provided that neither Lender nor Artist is in uncured material breach hereof, Company shall provide the following:

DVD. Artist will receive one (1) copy of the Picture on the commercially available format (e.g. DVD, Blu-Ray, digital/downloadable copy) of Artist's choosing, when and if available and upon request.

Premiere. Company will provide Artist and Artist's guest each with a complimentary ticket to the initial (1) U.S. celebrity premiere of the Picture, if any. Company shall use commercially reasonable efforts to require the distributor of the Picture to provide Artist and Artist's one (1) guest with first class airfare and hotel accommodations to the initial (1) U.S. celebrity premiere of the Picture, if any, if any other cast member is provided with the same.

COVID Protocols: Company shall observe those COVID protocols required by SAG-AFTRA.

Additional Insured: Company agrees to name Lender and Artist as additional insured on Company's errors and omissions and general liability insurance policies with respect to the Production for the duration of such policies and subject at all times to the terms, conditions, and exclusions of such policies and the endorsements thereof, provided that such coverage (if any at all) shall not be construed to limit, qualify or restrict Artist or Lender's representations, obligations or warranties in connection with their engagement.

Terms and Conditions:

1. <u>SAG Status</u>. Artist is a member in good standing of the Screen Actors Guild (or, is eligible to become a member). Company is a SAG-AFTRA signatory and the terms of such agreement shall prevail in the event of any conflict between the terms of this Agreement and the applicable SAG-AFTRA terms.

2. <u>Promotional Services</u>. Subject to Artist's professional availability, Artist shall render a reasonable amount of reasonable publicity and promotion services (the "Promotional Services") requested by Company. The Promotional Services may include, but are not limited to the following: attending premieres of the Picture, making appearances at press conferences or on television, making personal appearances, participating in interviews or photo sessions, cooperating in the photography of "behind-the-scenes" footage (which "BTS" shall be subject to written approval prior to its use) and participating in promotional tours, press junkets, home video commentary, and "added values" materials. No additional compensation shall be payable to Artist in connection with the Promotional Services, and the compensation set forth herein shall be deemed allocable to, and in consideration of, the Promotional Services. In the event that the Promotional Services requested by Company are required at a location greater than fifty (50) miles from where Artist then maintains a residence, then Company shall provide Artist and Artist's one (1) guest with first-class transportation and travel expenses in connection with such

Promotional Service in accordance with distributor's reasonable policy and on most favored nations with all other cast.

3.   Credit. All other matters regarding credit not expressly determined above shall be determined by Company and shall be subject to the distributor's customary exclusions, terms and conditions, which Company shall use good faith efforts to obtain. No casual or inadvertent failure of Company or any distributor of the Picture to comply with the credit provisions hereof shall be deemed a breach of the Agreement. Company shall have the right in its sole discretion to accord Artist more favorable credit(s) than provided for therein. In the event of Company's failure to comply with any of its credit obligations hereunder, Company shall, upon receipt of written notice of such failure, use best efforts to correct such failure in prints and/or materials for the Picture on a prospective basis only, *i.e.*, those prints (if any) and/or materials (if any) prepared after Company's receipt of such notice (allowing for adequate time after receipt of notice to implement such correction). Company will contractually obligate third party distributors with whom Company is in privity of contract to comply with the credit obligations set forth herein, but shall not be responsible or liable to Artist for the failure of any such third party to comply with the same.

4.   Name and Likeness. Subject to the section titled "Approvals" above, as applicable, Artist grants to Company, its successors, licensees, and assigns, the royalty-free, irrevocable right, in perpetuity and throughout the universe, to use Artist's approved name, approved voice, , approved photograph, approved image, approved likeness, in character performance in the , film clips embodying any of the foregoing, and/or approved biographical information solely in connection with, promotion, and , advertising, of the Picture, s (the "Usage Rights"). The Usage Rights also include without limitation the following rights: featurettes, promotional articles, promotional films or spots, trailers, interviews, EPKs, so-called "behind-the-scenes" programming approved by the artist, but there shall be no outtakes or bloopers,, so-called "special features" programming, and their exploitation in any and all media now known and exploited, now known and hereafter exploited, and not yet known or devised.

5.   Dubbing/Doubling. Company shall give Artist the first opportunity to dub in English. If Artist is not available, and subject to Artist's permission Company shall have the right to "dub" over Artist's speaking voice and all musical, instrumental, and other sounds to be produced by Artist (if any) as may be reasonably required by Company, whether in English or in any other language designated by Company, provided that if Artist is available when Company needs such services and for no additional fee Artist shall be given the first opportunity to dub into English, and to "double" some other person in Artist's acts, poses and appearances, including but not limited to, where in the opinion of Company, the failure to use a double might result in injury to Artist.

6.   Ownership. Artist hereby acknowledges, certifies and agrees that all results and proceeds of every kind of services heretofore and hereafter to be rendered by Artist in connection with the Picture, including without limitation any performance (e.g., act, pose, voice, singing, dancing, sound effect, etc.) by Artist and all ideas, suggestions, themes, plots, choreographies, compositions, stories, characterizations, dialogue, titles and other material, whether in writing or not in writing, at any time heretofore or hereafter created or contributed by Artist which in any way relate to the Picture or to the material on which the Picture will be based or to the underlying characters in the Picture (collectively, the "Proceeds"), are and shall be deemed to be works made for hire for Company. Accordingly, Company is and shall be considered the author and, at all stages of completion the sole and exclusive owner of the Proceeds and the right, title and interest therein ("Rights"). The Rights shall include without limitation all copyrights, neighboring rights, trademarks and any and all other ownership and exploitation rights in the Proceeds now or

hereafter recognized in any and all territories and jurisdictions including, by way of illustration, production, reproduction, distribution, adaptation, performance, fixation, rental and lending rights, exhibition, broadcast and all other rights of communication to the public, and the right to exploit the Proceeds throughout the universe in perpetuity in all media, markets and languages and in any manner now known or hereafter devised. If under any applicable law the Proceeds are not deemed or otherwise considered a work made for hire, then to the fullest extent allowable and for the full term of protection otherwise accorded to Artist under such applicable law (including any and all renewals, extensions and revivals thereof), Artist hereby assigns and transfers to Company the Rights and, in connection therewith, any and all right, title and interest of Artist in the Picture and any other works now or hereafter created containing the Proceeds. Artist's performance hereunder may only be used in the Picture and in connection with the promotion of the Picture (e.g., trailers, EPK's, and promotional related programs) and may not be used in whole or in part in connection with any other production.

7.   Revisions; Droit Moral. Artist hereby grants Company the right to change, add to, take from, translate, reformat or reprocess the Proceeds in any manner Company may in its sole discretion determine. To the fullest extent allowable under any applicable law, Artist hereby irrevocably waives and assigns to Company the so-called "moral-rights" or "droit moral". Artist expressly acknowledges that many parties will contribute to the Picture and other works that will embody all or part of the Proceeds and that Company has materially relied upon such waiver and assignment. Accordingly, if under any applicable law the above waiver or assignment by Artist of "moral rights" or "droit moral" is not effective, then Artist agree to exercise such rights in a manner that recognizes the contribution of and will not have a material adverse effect upon such other contributing parties or upon Company's exploitation of the Picture.

8.   Additional Documents. Artist agrees to, upon request and a reasonable opportunity to review and comment thereupon, to execute, acknowledge and deliver to Company any and all documents consistent herewith which Company may reasonably deem necessary to evidence and effectuate all or any of Company's rights hereunder. Artist irrevocably appoint Company as its attorney-in-fact with full power solely to execute, acknowledge, deliver and record in the U.S. Copyright Office or elsewhere any and all such documents Artist fails to execute, acknowledge and deliver within five (5) business days after receipt of Company's written request therefore and furnishing of copies, unless a shorter period of time is reasonably required by Company. The appointment shall be a power coupled with an interest. Company shall provide Artist with a copy of any such document that Company executes on behalf of Artist, provided that the inadvertent failure by Company to send such a copy shall not constitute breach hereof.

9.   Confidentiality/Publicity. Artist shall not make any intentionally derogatory or knowingly false statements about the Picture or Company, or disclose any confidential information regarding the Company or the Picture, including but not limited to the location of the production, events that occur during the production of the Picture, actions undertaken by, statements made by, or information concerning the cast, crew, and other parties during the production of the Picture or in relation thereto, provided that Artist may disclose confidential information to its representatives (lawyers, agents, etc.) or as required by law or court order. Artist may make incidental references.

10.   Suspension. Company shall have the right to suspend this Agreement and Artist's engagement hereunder during all periods: (i) that Artist does not render services hereunder because of illness, incapacity, uncured material default, uncured material breach or similar matters; (ii) that development and/or production of the Picture is prevented or interrupted or delayed because of an event of force majeure or any other event beyond Company's control which so materially prevents or materially interferes with the development and/or production of

the Picture including, without limitation, , fire, war or governmental action, or any disruptive event beyond Company's control (excluding COVID-19 related shut downs); or . Unless this Agreement is terminated, the term of Artist's engagement (and Artist's services) shall be deemed extended by a period equivalent to all such periods of suspension, but in no event longer than four (4) weeks. which period of extension, upon written request to Company, shall be confirmed in writing once conclusively known. If any matter referred to in subdivision (i), other than default or breach, continues for longer than five (5) business days during principal photography, or if any matter referred to in (ii) or (iii) above continues for more than two (2) weeks, or in the event of any uncured material default or breach on the part of Artist, Company may terminate this Agreement.

11.   Termination. Notwithstanding anything to the contrary herein and subject to Company's obligations if Artist is then "pay or play" (if applicable), Company shall have the right, in its sole discretion to terminate this Agreement and Artist's services hereunder in the event of (i) Artist's death, (ii) Artist's illness or incapacity that renders Artist unable to perform services hereunder for more than five (5) consecutive business days, (iii) an event of force majeure that shuts down the production of the Picture, excluding COVID-19 shut downs (provided that Artist will be reinstated if production recommences within 4 weeks), (iv) a material breach of this Agreement by Artist that remains uncured for seventy two (72) hours after Company's notification of Artist thereof; and/or (v) at Company's election without cause; provided Company shall be liable for full payment to Artist. If Company suspends payment of compensation due to an event under (a) (ii) above (except for a labor dispute) for 4 weeks or more, Artist shall have the right to terminate this Agreement and Company shall subsequently have the right to re-establish the operation of this Agreement within one (1) week after receipt of Artist's termination notice by delivering written notice to Artist and resuming payment of compensation, if any, due Artist hereunder, and the operation hereof, if so re-established, shall not thereafter be suspended because of the same event of force majeure.

12.   Effect of Suspension. During the period of any suspension, no compensation or other benefits hereunder shall accrue, become payable or be provided to Artist. Artist shall not render services for any third party during a suspension for Artist incapacity, except that Artist may render services to third parties or on Artist's own account during any force majeure suspension under (10) (ii) or (iii) above upon providing prior written notice to Company, subject to Company's right to require Artist to resume services hereunder upon 48 hours' prior notice.

13.   Effect of Termination. The termination of this Agreement for any reason shall release and discharge Company from all further obligations whatsoever to Artist and shall terminate any rights of Artist hereunder, provided that any rights obtained pursuant to this Agreement by Company including but not limited to the Proceeds, the Rights, the Usage Rights, any representations or warranties and waivers undertaken by Artist, etc. shall survive termination. Nevertheless, if the termination is not for uncured material breach by Artist, Company shall pay Lender the full compensation.

Notwithstanding the foregoing, Company shall not engage in any "selective suspension", "selective termination" or "selective reinstatement" for a Force Majeure event vis-à-vis other cast members, and if Company reinstates and/or resumes payment to any other cast member, Company shall also reinstate and/or resume payment to Artist in accordance with the terms hereof. Artist may render services for third parties.

14.   Representations and Warranties. Lender and Artist, represent and warrant that to the best of knowledge: Lender/Artist is free to grant all rights herein granted and to make all agreements made by Lender/Artist herein; Lender/Artist has not made and will not make any grant or

assignment which will materially conflict with or impair the complete and quiet enjoyment of Company's rights hereunder; neither Lender nor Artist is subject to any conflicting obligations or any disability which will materially prevent or materially interfere with the performance of Lender/Artist's services; the Proceeds (other than any written material supplied by Company or any material tweaked by Company or any material in the public domain) are, or will be original with Artist; and to the extent required by law and/or applicable collective bargaining agreements Artist is a member in good standing of such labor organization having jurisdiction hereunder.

15.   <u>Indemnification</u>. Lender shall indemnify and hold harmless Company against any and all actions, liability, damages, costs and expenses (including reasonable outside attorneys' fees) in connection with any third party claim or action solely and directly in connection with or arising out of a uncured material breach of Lender or Artist's representations or warranties or of this Agreement or out of any gross negligence, criminal misconduct or malicious or tortious acts by Lender or Artist. Company shall defend, indemnify and hold harmless Lender and Artist against any and all actions, liability, damages, costs and expenses (including reasonable outside attorneys' fees and costs) in connection with the development, financing, production, marketing, promotion, advertising and exploitation of the Picture and any elements therein or rights thereof, excluding (i) any claims as to which Lender/Artist's indemnity under the Agreement applies; or (ii) any claims caused by a material breach or any gross negligence, criminal misconduct or malicious or tortious acts by Lender or Artist.

16.   <u>Unique Services</u>. It is mutually agreed that Artist's services are special, unique, unusual, extraordinary, and of an intellectual character giving them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law and that, in the event of any breach, the parties hereby intend that Company shall be entitled to seek equitable relief by injunction. Therefore, Company may seek such relief in the event of such breach hereunder.

17.   <u>Workers Compensation</u>. For purposes of any and all workers' compensation statutes, law or regulations ('Workers' Compensation'), Lender and Artist acknowledge that an employment relationship exists between Company and Artist, Company being Artist's special employer under the Agreement with the right to direct and control Artist. Accordingly, Artist acknowledges that in the event of Artist's injury, illness, disability or death falling within the purview of Workers' Compensation, Artist's rights and remedies (and those of Artist's heirs, executors, administrators, successors and assigns) against Company or Company's affiliated companies and their respective officers, agents and employees (including, without limitation, any other special employee and any corporation or other entity furnishing to Company or an affiliate company the services of any such other special employee) shall be governed by and limited to those provided by Workers' Compensation.

18.   <u>Remedies</u>. Lender/Artist recognize and confirm that in the event of a failure or omission by Company, its successors, licensees, or assigns constituting a breach of its obligations under this Agreement, whether or not material, the damage, if any, caused to Lender/Artist is not irreparable or sufficient to entitle Lender/Artist to injunctive or other equitable relief. Consequently, Lender/Artist's rights and remedies shall be limited to the right, if any, to obtain damages at law and neither Lender nor Artist shall have any right in such event to terminate or rescind this Agreement or any of the rights granted to Company hereunder or to enjoin or restrain the development, production, advertising, promotion, distribution, exhibition or exploitation of the Picture or its allied, ancillary or derivative works, and/or any of Company's rights obtained pursuant to the Agreement.

19.   Assignment. Neither Lender nor Artist may assign this Agreement. The Agreement may be freely assigned and licensed by Company in whole or in part to any party and in such event, the Agreement shall remain binding upon Lender and Artist and inure to the benefit of any such assignee or licensee. Assignment by Company of this Agreement or its rights and obligations thereunder shall not be deemed an election to abandon the Picture.

20.   Notice. All notices hereunder shall be in writing and shall be sent via e-mail and also may be sent via hand delivery, sent by recognized air courier service, sent by certified (return receipt requested) or registered mail, the address of the party for whom it is intended as set forth herein, or to such other address as such party may hereafter specify in a notice sent as provided herein. Notices sent in accordance with the foregoing shall be deemed delivered on the date of delivery if delivered by hand, on the date of delivery if sent by e-mail with confirmed read receipt, on the first business day following the day such notice was sent by recognized air courier or on the third business day following the day such notice was sent by certified or registered mail.

21.   Miscellaneous. This Agreement is governed entirely by the laws (excluding any conflict of law provisions) of CA. In the event that any provision of this agreement is held to be unenforceable, such provision shall be enforced to the maximum extent allowable and all remaining provisions shall remain in full force and effect. In the event a dispute arises hereunder that the parties cannot resolve, the parties agree that the sole and exclusive forum for the resolution of such dispute shall be in arbitration, and, other than to enforce the arbitrator's decision, the parties expressly waive the right to seek resolution or relief in a court of law. Except as a matter is required by the SAG/AFTRA Basic Agreement to be arbitrated in a SAG forum, the arbitration shall occur in Los Angeles, CA before a single neutral arbitrator, with experience in entertainment law, according to the rules of ADR Services, Inc. The arbitrator shall have the authority to award arbitration costs and reasonable outside attorneys' fees. Such determination by the sole arbitrator shall be final, binding, and conclusive upon the parties, and shall be rendered in such form that it may be judicially confirmed under the laws of the State of California or any other court having jurisdiction.

22.   <u>Entire Understanding</u>. The Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and its execution has not been induced by, nor do any of the parties hereto rely upon or regard as material, any representations or writing whatsoever not incorporated herein and made a part hereof, and any and all prior statements, writings, or agreements with respect to the subject matter hereof are expressly disclaimed by both parties. No amendment or modification to the Agreement shall be valid unless set forth in a writing signed by both parties.

Accordingly, the parties enter into this agreement (the "Agreement").

Good Works Film, LLC ("Company")   _____ ("Lender")
                                                                                        f/s/o Danny Glover

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

I have read the foregoing Agreement and agree to render services and to grant all rights necessary to enable Lender to comply fully with all its obligations relative to the Agreement. I agree that, in the event of a breach of this Agreement by Lender, I shall render all services directly for Company and in the same manner as if I were a direct party to this Agreement. I warrant and represent that Lender has the right to furnish my exclusive services hereunder. Provided that I am not substituted as a direct party to the Agreement, I shall look solely to Lender or its associates or affiliated companies and not to Company for all compensation and other remuneration for any and all services and rights which I may render and grant to Company.

By: _____
            Danny Glover